December 11, 2012

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549

Re:	AMCOL International Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011 (the “2011 Form 10-K”)
Filed February 29, 2012
File No. 001-14447

Dear Ms. Jenkins:

This letter sets forth the response of AMCOL International Corporation (the “Company”) to the Staff’s comment letter dated November 27, 2012.  The Company has reproduced both of the Staff’s comments and indicated its response thereafter.  The Company has reviewed this response with its independent registered public accounting firm and legal counsel.

Form 10-K for Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Segment Reviews, page 32

Minerals and Metals Segment, page 32

1.	Comment: We note that you refer to changes in selling prices and increases in volume led by demand for new chromite products as factors that contributed to material changes in revenues for metalcasting products over the reported periods. To enhance an investor’s understanding of your business, your discussion should provide a quantified description of the increases in net sales or revenues that are attributable to each of the factors and events you identified to the extent practicable. In future filings, please revise the discussion of segment operations for each period presented to describe and quantify the effect of each causal factor that you cite for material changes in your financial statements. Your revised variance analysis should fully explain the changes between periods. Please provide us with a draft of the proposed disclosures to be included in future filings. For further guidance, refer to Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04.

Response:  For the reasons set forth below, we are currently unable to quantify the specific increases in net sales within our metalcasting product line that are attributable to changes in selling prices or increases in chromite product volume.

Products within our metalcasting product line are sold throughout North America, Europe, the Middle East, Africa and Asia.  Local management in each geographic region reports product line sales to our accounting and finance staff at our corporate headquarters in Hoffman Estates, Illinois.  These reports do not include a quantification of the change in sales due to volume, product mix, selling price or other factors.

In the event that our corporate staff notes a significant change in metalcasting product line sales, they contact the relevant local manager in the region or regions giving rise to that change in order to obtain additional information.  Although our current reporting system does not provide the local manager with the information required to specifically quantify how much of the variance is due to any one factor, in most instances the local manager is able to identify the relevant factors based on his or her general knowledge of the operations.  Frequently, our corporate finance staff is engaged in such discussions with several local managers.  After collecting and processing this additional information, our corporate finance staff seeks to coalesce all these variances into an explanation in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MDA”) that is not based on quantification but rather a collection of beliefs obtained from multiple business people worldwide.

We recently commenced the implementation of a new, multi-million dollar Enterprise Resource Planning (ERP) System and expect this implementation to  take several years to complete.  We anticipate that this ERP system will better enable us to provide the information you are requesting in your comment letter to us.  When and if this information becomes available, we will include it in our MDA discussion of the relevant segment and product line in the event of any material increase or decrease in sales.

Until such time as our reporting systems enable us to provide quantified explanations for material variations in our metalcasting product line results, we will continue to seek ways to enhance our MDA discussions and provide investors with a better understanding of the reasons for any material increase or decrease in the sales of a product line.  For instance, in the event of a material increase in product line sales, our corporate finance staff will try to determine whether a certain factor comprises a “majority” or “substantially all” of a fluctuation.

Environmental Segment, page 34

2.	Comment: We note your disclosure that the building materials product line generated significant increase in revenue due to the launch of new products and improvement in the distribution network in foreign markets. In future filings, please revise your discussion of segment results for each period presented to provide a quantified description of the increases in net sales or revenues that are attributable to each of the factors and events you identified to the extent practicable. Your revised variance analysis should fully explain the changes between periods. Please provide us with a draft of the proposed disclosures to be included in future filings. Refer to Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04.

Response:  For the reasons set forth in response to comment number 1 above, we are currently unable to quantify the specific increases in revenue within our building materials product line that are attributable to the launch of new products or improvement in the distribution network in foreign markets.

Until such time as our reporting systems enable us to provide quantified explanations for material variations in our building materials product line results, we will continue to seek ways to enhance our MDA discussions and provide investors with a better understanding of the reasons for any material increase or decrease in the sales of a product line.  For instance, in the event of a material increase in product line sales, our corporate finance staff will try to determine whether a certain factor comprises a “majority” or “substantially all” of a fluctuation.

* * * *

The undersigned, on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in these matters.  If you have any further questions regarding these matters, please do not hesitate to contact me.

Very truly yours,

Donald W. Pearson
Chief Financial Officer